April 30, 2026

FORM C-AR

Skybound Holdings LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Skybound Holdings LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.skybound.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual report for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

TABLE OF EXHIBITS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements are contained principally in, but not limited to, the sections titled "Risk Factors," "Management's Discussion and Analysis of Our Financial Condition" and "Our Business", and relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project", or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and elsewhere in this Form C-AR. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Form C-AR and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated in this Form C-AR. As such, we qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

Risks Related to Our Business and Industry

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an expanding company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If demand for our products and services does not develop as expected our projected revenues and profits will be affected.

Our future profits are influenced by many factors, including economics, technological advancements, world events, and changing customer preferences. We believe that the markets for our products and services will continue to grow and that we will be successful in marketing our products and services in these markets. If our expectations as to the size of these markets and our ability to sell our products and services in this market are not correct, our revenue may not materialize, and our business will be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

We rely on certain intellectual property rights to operate our business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We depend on the experience and skill of our executive officers and key employees to maintain our competitive position.

Our ability to maintain our competitive position depends, to a large degree, on the services of our management team and managers. The loss or diminution in the services of members of our management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on our financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect our ability to retain our existing management and attract additional qualified management personnel, which could have a significant adverse impact on our financial performance.

Although dependent on certain key personnel, we do not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect us and our operations. We have no way to guarantee key personnel will stay with us, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

We may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, we are currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of our financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost of such compliance to us could be substantial and could have a material adverse effect on our results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may be unable to maintain brand awareness to the extent necessary to continue being profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand largely depends on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain old customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

We operate within a speculative industry.

Certain segments of the entertainment, media and communications industry are highly speculative and have historically involved a substantial degree of risk. For example, if a property is optioned by a studio, the option may not become exercised, or if exercised, a film may still not be made, or even if a film is made, the success of a particular film, video game, program or recreational attraction depends upon unpredictable and changing factors. Such factors include, among other things, the success of promotional efforts, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public acceptance and other tangible and intangible factors, many of which are beyond our control. Investors should consider the speculative nature of the industry in which we operate in prior to making an investment.

The Company's content may fail to achieve economic success.

We cannot guarantee the economic success of any of our products because such success depends on a variety of factors, none of which are entirely within our control. Such factors include, among other things, the public's acceptance of the product, critical reviews, competing products on the market, the availability of distribution channels for our products, general economic conditions, and other tangible and intangible factors. If our products fail to achieve economic success, our financial performance will be negatively impacted, and so would the potential value of the Company's securities.

The distribution of our film and video games could be affected by rating restrictions that may limit their marketability and accessibility to wider audiences, thus potentially reducing our revenue.

Some of our films and video games contain mature content and themes and may be subject to ratings restrictions and censorship. Such restrictions and censorship could limit our ability to commercialize our films and video games. We cannot predict how the Motion Picture Association of America ("MPAA") or the Entertainment Software Rating Board ("ESRB") will rate our films and video games, respectively. Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon our products ultimately receiving a rating classification from MPAA or ESRB no more restrictive than PG or E/E10+/T. Certain distributors may only offer marketing and advertising support for films and video games with certain classifications. If, for any reason, our films and video games do not receive ratings acceptable to such distributors, we may have fewer distribution venues available to us, and thus a smaller audience for our film and video games. Such an occurrence will reduce our revenues and overall profitability.

Additionally, censors in certain foreign jurisdictions might find elements of our films or video games to be objectionable. We may have to make revisions before exhibiting our films or offering our video games in such jurisdictions before their launch, which may further add to our expenses. Further, our films or video games may still be denied regardless of any revisions we make. Such occurrences will reduce our international revenues and overall profitability.

We rely on key talent in the entertainment industry, such as writers, actors and performers, for the success of our products.

The Company's film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, we may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for us. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage our reputation. Such reputational harm may negatively affect our financial performance.

The Company's financial success depends upon consumer reception of its products, which is difficult to predict.

The production and distribution of comic books, online publishing, television programs, motion pictures and other entertainment content are inherently risky businesses because the revenues we derive and our ability to distribute and license rights to our content depend primarily upon its acceptance by the public. Consumer reception of our products is difficult to predict. Audience tastes change frequently, and it is a challenge to anticipate what content will be successful at a certain point in time. In addition, the commercial success of our content also depends upon the quality and acceptance of competing programs, motion pictures and other content available or released into the marketplace at or near the same time. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending may also affect the audience for our content. Furthermore, the theatrical success of a film may impact not only the theatrical revenues we receive but also those from other distribution channels, such as from online streaming and video-on-demand and DVD sales. A poor theatrical performance may also impact our negotiating strength with distributors and retailers, resulting in less desirable product promotion. Ultimately, reduced public acceptance of our entertainment content can affect all of our revenue streams and may adversely impact our results of operations.

Our intellectual property rights could be unenforceable or ineffective, and we could also be subject to claims for intellectual property infringement.

One of our most valuable assets is our intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain copyright, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market all or portions of our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained copyrights or trademarks that relate to intellectual property that competes with our intellectual property, thereby requiring us to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in our having to significantly increase development efforts and resources to redesign some of our products in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of copyrights or trademarks regarding their proprietary rights. Companies holding copyrights or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to enter into licensing arrangements. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease offering our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our products. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, and time-consuming; and could distract management's attention from our core operations.

There is a risk that our compliance with personal information and data privacy laws in the United States and internationally may be inadequate or non-compliant.

We maintain personal information and data regarding our employees and parties we engage in the course of our business operations. We employ measures to ensure that we comply with the personal and data privacy laws in the U.S. regarding the collection, storage, transfer, and use of personal information and data. For instance, we engage outside counsel to ensure such compliance. However, there is no guarantee that our measures will be adequate or fully compliant. Investors should be aware of the risk of our non-compliance, which may lead to financial losses for us.

We rely on key talent in the entertainment industry, such as writers, actors and performers, for the success of our products.

Our film and television products feature creative input from writers and performances from entertainers. If such talent fails to fulfill their duties, we may bear additional costs to remedy such failures. Our loss of or inability to retain talent presents the risk of monetary loss for us. Additionally, there is no guarantee that performers will not engage in risky or uncomplimentary behaviors that damage our reputation. Such reputational harm may negatively affect our financial performance.

We are a limited liability company that has elected to be taxed as a c-corporation.

We have filed Form 8832 and elected to be taxed as a c-corporation and have not elected to be taxed as a partnership. We may be found liable for defects in its Form 8832 or election as a c-corporation. We have not undertaken any steps to alter its taxation treatment as a c-corporation and may not elect to change its status for tax purposes as a c-corporation in the future and remain subject to the corresponding tax treatment.

We may enter into redemption transactions with certain of our Members in connection with future equity financing transactions.

In connection with our equity financing transactions from time to time, our beneficial owners of 20 percent or more of our outstanding voting equity securities, calculated on the basis of voting power, may each enter into various redemption agreements with us pursuant to which we redeem an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

Conflicts of interest may arise between the interests of investors and the interests of our management and our subsidiaries.

We operate through a complex structure of directly and indirectly owned subsidiaries, joint ventures, and affiliated entities engaged in various aspects of the entertainment business, including production, publishing, music, interactive entertainment, and international distribution. Our management team, which includes individuals who may serve in dual capacities across us and our subsidiaries, may face conflicts of interest in allocating resources, business opportunities, and capital among us and our various subsidiaries and joint ventures. In addition, certain subsidiaries are structured as majority-owned joint ventures, meaning that third-party co-venturers may have interests that diverge from those of us and our investors. Management's decisions regarding the allocation of proceeds, the prioritization of projects across subsidiaries, and the terms of intercompany transactions may not always align with the interests of investors.

Our business may be adversely affected by delays in the development and production of our content and products.

The development and production of entertainment content, including comic books, television series, films, video games, and other media, is a complex and time-intensive process that is subject to numerous uncertainties and potential delays. Production timelines may be affected by factors such as creative challenges, script revisions, talent availability, labor disputes (including work stoppages by guilds such as the Writers Guild of America, SAG-AFTRA, and the Directors Guild of America), supply chain disruptions, technological difficulties, regulatory approvals, and unforeseen events such as natural disasters or public health emergencies. Delays in the release of key products, including anticipated titles such as the Invincible VS video game or new seasons of animated or live-action programming, could result in increased costs, missed market windows, and reduced revenues. In the entertainment industry, the timing of a product's release can significantly impact its commercial success, and any material delays could have a negative effect on our financial condition, results of operations, and the potential value of the Company's securities.

We rely on third parties for key aspects of our business, and delays or failures by such third parties could adversely affect our operations and financial performance.

We depend on a variety of third-party partners, licensees, distributors, publishers, service providers, and co-venturers to develop, produce, distribute, and monetize our content and products. These relationships are subject to risks including the failure of such third parties to perform their contractual obligations, delays in delivery or distribution, financial difficulties or insolvency of third-party partners, disputes over royalties or licensing terms, and the inability of third parties to meet quality standards or regulatory requirements. We have experienced instances in which third-party publishers have failed to remit royalty payments, and third-party licensees have failed to complete development of licensed products. In addition, our use of third-party subcontractors for animation and production services exposes us to risks related to the subcontractor's compliance with applicable laws and regulations, including sanctions and export control laws. Any failure, delay, or non-compliance by a third party upon which we rely could result in increased costs, loss of revenue, reputational harm, legal liability, and a material adverse effect on our business, financial condition, and results of operations.

We do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our equity interests and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends will be at the sole discretion of our management and will depend on our financial condition, results of operations, capital requirements, contractual restrictions, and such other factors as management deems relevant.

We are subject to a variety of laws and regulations relating to media and entertainment in the United States and the European Union, and changes in or non-compliance with such laws could adversely affect our business.

Our business is subject to a broad range of laws and regulations in the United States and internationally, including in the European Union and the United Kingdom, where we operate, distribute content, engage personnel, license intellectual property, and conduct production-related activities. These include laws governing intellectual property ownership and enforcement, content distribution and classification, advertising and consumer protection, privacy and data security (including the General Data Protection Regulation in the EU), labor and employment (including collective bargaining obligations with the Writers Guild of America, SAG-AFTRA, and the Directors Guild of America), taxation, trade controls, economic sanctions, anti-corruption, and anti-money laundering. In addition, our digital and interactive businesses are subject to evolving privacy, data protection, and cybersecurity requirements in

Europe and the United Kingdom. Changes in applicable laws, regulations, or their interpretation, or the adoption of new laws or regulations, could increase our compliance costs, restrict our ability to distribute or monetize our content, or expose us to liability, fines, penalties, or litigation. Any failure to comply with applicable legal and regulatory requirements could result in investigations, enforcement actions, reputational harm, loss of rights, or other material adverse effects on our business, financial condition, and results of operations.

Risks Related to Government Regulation

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We will be subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals and, at times, regulators, credit reporting agencies, and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties, and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act regarding business handling of consumers' data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, have elevated this topic from the IT organization to the executive and board levels. We may, therefore, spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in a variety of areas, which can be costly and time consuming.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations. Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions by the Treasury Department through changes in regulations, and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting investment in our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations, or interpretations of laws or regulations that have not yet been proposed, passed, or made, as the case may be.

Changes in the U.S. political environment could negatively impact our business.

There is significant ongoing uncertainty with respect to potential legislation, regulation, and government policy at the federal, state, and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation, and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include but are not limited to, changes to liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

State and federal securities laws are complex, and we could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

We have conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that we may have violated state or federal securities laws, any such violation could result in us being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, we would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given that we will, if required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required.

In addition, if we violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against us which, among other things, could result in us having to pay substantial fines and be prohibited from selling securities in the future.

OUR BUSINESS

General

Skybound Holdings LLC is the holding company for a multi-platform entertainment enterprise that owns, develops, produces, and monetizes intellectual property across platforms, primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming, music publishing, and mobile applications.

Together with our subsidiaries, we are a multi-platform entertainment company that engages with creators and their intellectual properties to deliver engaging content and one-of-a-kind experiences to fans. We extend creators' stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing, and beyond. We are home to critically acclaimed global franchises, including *The Walking Dead*, *Invincible*, *Stillwater*, and *Impact Winter*. We maintain key partnerships across the entertainment industry, including Universal Pictures and Image Comics, and have engaged an ongoing strategic business partnership with mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). Our capabilities include publishing, production, global distribution, and development for video games across all genres, including the multi-million unit selling Telltale's *The Walking Dead* video game series.

Robert Kirkman's *The Walking Dead*, originally published as a comic book series by Image Comics beginning in 2003, became one of the most expansive and commercially successful franchises in entertainment history. The comic series ran for 144 issues and sold millions of copies worldwide. Telltale's *The Walking Dead* video game series has sold millions of units and earned numerous Game of the Year awards. *The Walking Dead* remains one of the most recognized and commercially productive intellectual properties in our portfolio.

Robert Kirkman's long-running comic *Invincible* (with co-creator Cory Walker and contributing creator Ryan Ottley) premiered in March 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for additional seasons. Season 2 premiered in November 2023, Season 3 premiered in February 2025 and Season 4 premiered in March 2026, with Season 5 currently in post-production. Each of Seasons 2 – 4 received a 100% critics rating on Rotten Tomatoes. Building on the franchise's growing popularity, we developed Invincible VS, a 3v3 tag fighter video game. Invincible VS is our first in-house video game based on the Invincible universe, which launched on April 30, 2026, leveraging our video game industry experience and the surge in fan engagement driven by the critically acclaimed animated series.

Since our founding, we have grown into a proven entertainment company with more than $111 million in annual revenue. We control a library of hundreds of intellectual properties spanning comics, games, film and television. *The Walking Dead* became the most-watched drama series among adults 18–49 in basic cable history and has helped drive significant franchise revenue and enterprise value growth. *Invincible* has become a major global streaming title, with us citing Parrot Analytics data indicating that it was the top revenue-generating title on Prime Video globally in the second quarter of 2024, and that the series debuted at #1 on Prime Video in each of its first four seasons. On the publishing side, we have reported that we sold more than 3.34 million books in 2025, generating $21.8 million in retail revenue, with our comics sold in over 30 territories and 22 languages. Our Energon Universe, published in partnership with Hasbro, has been described as breaking industry sales records, and our G.I. Joe: A Real American Hero Kickstarter raised more than $4 million, making it the most-funded comics Kickstarter campaign in history. In gaming, our The Walking Dead game franchise has generated more than $300 million in revenue across 80 million episodes sold, and our published games have earned major industry recognition, including the 2024 Tribeca Games Award and the 2022 BAFTA Game Beyond Entertainment Award. We have also established an international footprint, with operations and productions spanning the United Kingdom, Japan, France, Iceland, Sweden and Norway.

Our Corporate History and Organizational Structure

Skybound Holdings LLC was formed in Delaware on December 14, 2016 under the name Mr. Mango LLC. On December 1, 2022, we changed our name to Skybound Holdings LLC. We, directly or through our subsidiaries, have the following majority-owned subsidiaries in the art and entertainment industry:

Directly owned subsidiaries

AmCon, LLC is a production company organized in California on November 21, 2025.

Anime Productions, LLC is a limited liability company organized in Delaware on June 30, 2016, which was formerly used for a joint venture but currently has no active operations and is not material to the Company's consolidated operations. On June 5, 2024, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware to change the name of the Company's subsidiary, Itchy Water, LLC to Anime Productions, LLC.

Bumbio LLC is a holding company organized in Delaware on January 17, 2017.

Blah Blah Boys, LLC is a production company organized in Delaware on May 4, 2017.

Cuddle Post LLC is a post-production services company organized in California on November 21, 2025.

Dark Stories, LLC is a production company organized in California on December 19, 2013, which engages in certain activities related to projects in production for television and film, including engaging writers and is a signatory to the Writers Guild of America collective bargaining agreement.

IBO, LLC is a music publishing and record label holding company organized in Delaware on December 10, 2018 and is a majority-owned joint venture of the Company.

Maple Media, LLC is a mobile app publisher organized in California on November 3, 2016.

Skybound, LLC owns certain intellectual property and was organized in California on June 2, 2010.

Tea Hot LLC is a production company organized in California on March 3, 2016, which engages in certain activities related to projects in production for television and film, including engaging actors, and is a signatory to the SAG-AFTRA collective bargaining agreement.

This is JoJo, LLC is a production company organized in Delaware on December 22, 2016, which engages in certain activities related to projects in production for television and film, including engaging directors for such works, and is a signatory to the Directors Guild of America collective bargaining agreement.

Viltrumite Pants, LLC is a production company organized in Delaware on May 25, 2018, and is primarily responsible for the production of the animated television series Invincible.

Indirectly owned subsidiaries

9368-0148 Quebec Inc. is a corporation incorporated in Quebec, Canada on October 23, 2017, owned by the Company through Maple Media, LLC. 9368-0148 Quebec Inc. was a mobile app publisher but currently has no active operations and is not material to the Company's consolidated operations.

Crevice, LLC is a limited liability company organized in California on January 12, 2026, owned by the Company through AmCon, LLC. Crevice, LLC was formed to operate as a production company through which film and television content will be developed, produced, and delivered.

Do More Mobile LLC is a limited liability company organized in California on March 19, 2020, owned by the Company through Maple Media, LLC. Do More Mobile LLC is a mobile app publisher.

Maple Media Apps, LLC is a limited liability company organized in California on August 28, 2017, owned by the Company through Maple Media, LLC. Maple Media Apps, LLC is a mobile app publisher.

Nine Four Entertainment Inc is a corporation incorporated in Nevada on January 24, 2022, owned by the Company through Bumbio LLC. Nine Four Entertainment Inc is a creator and influencer talent management company.

Nine Four Ventures LLC is a limited liability company organized in California on June 12, 2025, owned by the Company through Nine Four Entertainment Inc, a subsidiary of Bumbio LLC. Nine Four Ventures LLC is a brand development company.

Nomad Travel Channel LLC is a limited liability company organized in California on April 8, 2026, owned by the Company through Shoe Leather Digital, Inc., a subsidiary of Skybound Interactive, LLC. Nomad Travel Channel LLC was formed in connection with digital channel initiatives, including activities related to revenue sharing arrangements with content creators, and is intended to serve as the operating entity through which such channel and distribution activities will be conducted going forward.

Sagafilm ehf. is an Icelandic private limited company and is majority-owned by the Company through Bumbio LLC. Sagafilm ehf. is a production company that engages in production for television and film in Iceland. Sagafilm ehf. owns Sagafinance ehf., which is an Icelandic private limited company and engages in certain financing activities related to the production of television and film projects. Sagafilm ehf. also owns the following 12 Icelandic private limited companies which are special purpose vehicles that engage (or previously engaged) in production for television and film in Iceland: Afterlands ehf.; Björgunarþyrlan ehf.; Dead Snow ehf.; European Film Group ehf.; Köld Slóð ehf.; Líf eftir dauðann ehf.; Neytendaþátturinn ehf.; Out of thin air ehf.; Sigurvegarinn TV3 ehf.; Storm ehf.; Superhuman ehf.; and Sýndarferðalag ehf.

Shoe Leather Digital, Inc. is a corporation organized in Delaware on August 30, 2017, owned by the Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. Shoe Leather Digital, Inc. is a production company that creates and distributes original digital content.

Skybound Game Studios, Inc. is a corporation incorporated in Delaware on September 7, 2017, owned by the Company through Bumbio LLC. Skybound Game Studios, Inc., which publishes and distributes video games, owns two subsidiaries in Europe, Skybound Games Europe B.V., which was organized in the Netherlands and handles video game distribution in Europe, and Skybound Games UK Limited, which was organized in England and Wales and engages certain employees in the United Kingdom. In addition, Skybound Game Studios, Inc. holds majority ownership in 5th Planet Games A/S, a Danish stock company, which is a mobile games publisher and developer. 5th Planet Games A/S owns 5th Planet Games GmbH, a German limited liability company, which is currently under liquidation.

Skybound Interactive, LLC is a limited liability company organized in Delaware on March 11, 2014, owned by the Company through Bumbio LLC. Skybound Interactive, LLC is an interactive entertainment company that licenses certain of the Company's intellectual property rights to third parties for the development of video games.

Skybound Japan K.K. is a corporation incorporated in Japan on September 21, 2022, owned by the Company through Bumbio LLC. Skybound Japan K.K. is a production company that engages in production for television and film in Japan.

Skybound Music Publishing LLC is a limited liability company organized in California on October 17, 2023, and is majority-owned by the Company through IBO, LLC. Skybound Music Publishing LLC is a music publishing company and is an ASCAP member.

Skybound Music Recordings LLC is a limited liability company organized in California on October 17, 2023, and is majority-owned by the Company through IBO, LLC. Skybound Music Recordings LLC is a music label.

Spacebound, LLC is a limited liability company organized in Delaware on February 12, 2019, owned by the Company through Bumbio LLC. Spacebound, LLC engages in certain activities related to projects in production for television, including engaging writers, and is a signatory to the Writers Guild of America collective bargaining agreement.

Super Basic, LLC is a limited liability company organized in California on April 17, 2018, owned by the Company through Maple Media, LLC. Super Basic, LLC was a mobile app publisher but currently has no active operations and is not material to the Company's consolidated operations.

Regulation A Series

In July 2025, the Company established an unprotected series designated as "Skybound Holdings LLC – Regulation A Series" under Section 18-215(a) of the Delaware Limited Liability Company Act. The series was established for administrative purposes to designate and track the interests of investors who participated in the Offering. Such investors' interests in the Company are designated as part of the Regulation A Series pursuant to the Company's operating agreement.

Our Products and Content

We are a multi-platform entertainment enterprise that owns and operates various media franchises and develops content and products based on our own intellectual property and licensed intellectual property for distribution across various platforms. Our content includes comics and other books, television series, film, video games, tabletop games, digital content, and audio programming. Our most popular content and products include the following:

- **The Walking Dead**. *The Walking Dead* is a tale of struggle and survival that has captivated the world. Created by Robert Kirkman, it is a post-apocalyptic story about the families, bonds, and trials that test those bonds in the most desperate of times. We have developed various television series, interactive games, comic series, and other media based on *The Walking Dead*.

- **Invincible**. Created by Robert Kirkman and Cory Walker, the comic *Invincible #1* debuted to critical acclaim on January 22, 2003. Soon after, they were joined by artist and contributing creator Ryan Ottley. Throughout its fifteen-year run, *Invincible* not only continued for a historic 144 issues but also spawned multiple spin-off series. An animated series was launched on Amazon Prime in March 2021 to critical acclaim and was quickly greenlit for additional seasons. Season 2 premiered in November 2023, Season 3 premiered in February 2025 and Season 4 premiered in March 2026, with Season 5 currently in post-production. Each of Seasons 2 – 4 received a 100% critics rating on Rotten Tomatoes. Building on the franchise's growing popularity, we developed Invincible VS, a 3v3 tag fighter video game. Invincible VS is our first in-house video game based on the Invincible universe, which launched on April 30, 2026, leveraging our video game industry experience and the surge in fan engagement driven by the critically acclaimed animated series. We are also currently developing a live-action movie and new comic book projects based on *Invincible*.

- **Impact Winter**. *Impact Winter* is an original podcast story of apocalypse, horror, and adventure — a wholly original new saga created exclusively for Audible, featuring immersive 3D audio. The story ventures into an eternally sunless world of swords and crossbows, primal hunters and shape-shifters, and leaders and lovers. *Impact Winter* is being developed as a live-action television series for Netflix. Travis Beacham is the writer and showrunner, and Francis Lawrence (known for his work on The Hunger Games and Constantine) is the director.

- **Energon Universe**. *Void Rivals*, *Transformers*, *Duke*, *Cobra Commander*, *Destro*, and *Scarlett* are licensed comic book series published by us that combine the ever-popular Hasbro brands — *Transformers* and *G.I. Joe* — to form the Energon Universe, along with new concepts developed in partnership by Hasbro and us. Five million *Energon Universe* comic books have been sold in the first two years, and Kickstarters for *Energon Universe* comics represent the first and second largest Kickstarters of all-time, with a total of $8.7 million raised.

- **Stillwater**. *Stillwater* is a horror-thriller comic book series created by Chip Zdarsky, which is set in the small town of Stillwater, where nothing ever ages, no one ever dies, and nobody ever gets out. Greg Berlanti, in partnership with Warner Bros. Television, is developing a horror-thriller television series based on the *Stillwater* comic for Amazon Prime, with Greg Berlanti serving as a co-writer and Carly Wray serving as a co-writer and showrunner.

The above is intended to be a non-exhaustive description of our most popular media franchises upon which we primarily focus our business efforts, but in addition to the above, we from time to time also produce and develop media content and other products based on our other intellectual property or other licensed intellectual property.

Our Industry

The global entertainment ecosystem in which the Company operates spans comic book and graphic novel publishing, television and streaming, video games and interactive entertainment, and brand licensing and consumer products. Each of these markets is substantial in scale, increasingly interconnected, and influenced by release timing, platform policies, labor conditions, and evolving regulatory frameworks. Recent industry data indicate that streaming has become the largest mode of television consumption in the United States (Nielsen, *The Gauge*, June 17, 2025), North American comics and graphic novel sales reached a new high in 2025 (ICv2 White Paper, "Comics and Graphic Novel Sales Reached New High in 2025," Feb. 6, 2026), the global video games market is expected to approach $189 billion in 2025 with continued growth thereafter (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), and global sales of licensed merchandise and services reached approximately $369.6 billion in 2024 (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025). These trends support the strategic importance of scalable, franchiseable intellectual property that can be developed, distributed, and monetized across publishing, screen, interactive, and consumer products channels. The Company participates in these markets as a creator and steward of genre-driven IP with demonstrated multi-format resonance, including *The Walking Dead* and *Invincible*, while recognizing that competitive intensity, platform terms, release calendars, piracy, and regional market-access constraints may affect performance in future periods (MPA Response to USTR, 2026 National Trade Estimate Report, Oct. 2025).

Industry Overview and Cross-Segment Dynamics

The entertainment market continues to reorganize around direct-to-consumer and hybrid digital distribution, with audience attention increasingly concentrated on large-scale streaming platforms and high-signal franchises. Recent Nielsen data show that streaming now accounts for roughly one-half of total U.S. television viewing and has increased materially as a share of TV use since 2021 (Nielsen, *The Gauge*, June 17, 2025; Nielsen, *The Gauge*, Jan. 20, 2026). This shift has reinforced the value of intellectual property that can travel across multiple release windows and monetization models, including subscription, advertising, transactional, licensing, and consumer products (Nielsen, Q2 2025 Ad Supported Gauge, July 29, 2025). In an increasingly crowded content environment, recognizable franchises and creator-led properties with loyal fan communities may have competitive advantages in audience acquisition, retention, and downstream monetization (Nielsen, 2025 ARTEY Awards, Jan. 28, 2026).

Cross-segment monetization is also influenced by release timing, labor conditions, and international market access. Licensing industry data for 2024 reflected a softer environment in portions of Entertainment/Characters demand following the effects of the 2023 writers' and actors' strikes (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025), while trade association submissions continue to identify content quotas, discriminatory taxes, local investment requirements, and piracy as ongoing risks to efficient distribution and monetization in certain jurisdictions (MPA Response to USTR, 2026 National Trade Estimate Report, Oct. 2025). Against this backdrop, independent owners of genre intellectual property with transmedia strategies may benefit from diversified revenue streams across publishing, screen, games, and consumer products, although realized performance remains dependent on execution, platform terms, and timing (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025).

Comic Book and Graphic Novel Publishing

The North American comics and graphic novel market has reaccelerated. Industry reporting indicates that sales in the United States and Canada reached approximately $2.2 billion in 2025, exceeding prior pandemic-era highs (ICv2 White Paper, "Comics and Graphic Novel Sales Reached New High in 2025," Feb. 6, 2026). Direct-market sales were up nearly 30% year over year in 2025, comic store sales approached $1 billion, and the comic store channel grew faster than the book channel, reversing a long-running trend (ICv2 White Paper, Feb. 6, 2026). Industry commentary also pointed to strong demand from younger and first-time readers and increased effectiveness of accessible entry-point titles, suggesting that curated on-ramps and franchise visibility can expand addressable demand (ICv2 White Paper, "It's a New World," Oct. 14, 2025). At the same time, distribution changes and incomplete digital reporting continue to limit perfect comparability across channels and periods (ICv2 White Paper, Oct. 14, 2025).

For properties with active screen adaptations, the feedback loop from television and streaming can amplify backlist and collected edition sales, particularly for branded universes and creator-led series that benefit from serialized consumption, library discovery, and retailer visibility (ICv2 White Paper, Oct. 14, 2025). Industry reporting on 2025 direct-market performance specifically identified franchise-oriented and accessible universes, including *Invincible*, as helping draw new readers into comic stores (ICv2 White Paper, Feb. 6, 2026; ICv2 White Paper, Oct. 14, 2025). These dynamics support the strategic value of coordinated publishing, screen, and consumer products planning, while also underscoring the importance of inventory management, reprint timing, and supply-chain resilience around media events and convention cycles (ICv2 White Paper, Oct. 14, 2025).

Television and Streaming Content

Television and streaming distribution remain central drivers of the value of underlying intellectual property. Serialized and franchise-based series continue to offer the potential to attract concentrated premiere audiences, sustain recurring library viewership, and support downstream licensing and consumer products demand (Nielsen, *The Gauge*, Jan. 20, 2026). Nielsen reported that streaming represented 44.8% of total U.S. television viewing in May 2025, surpassing broadcast and cable combined for the first time (Nielsen, *The Gauge*, June 17, 2025), and 47.5% in December 2025, the highest share yet recorded (Nielsen, *The Gauge*, Jan. 20, 2026). Nielsen also reported that audiences spent 16.7 trillion minutes streaming in 2025, up 19% from 2024 (Nielsen, 2025 ARTEY Awards, Jan. 28, 2026). These data reinforce the importance of recognizable properties that can perform across both initial release windows and long-tail catalog consumption (Nielsen, 2025 ARTEY Awards, Jan. 28, 2026). The Company's core intellectual property provides an illustration of these dynamics.

Video Games and Interactive Entertainment

The global video games market remains one of the largest entertainment categories by consumer spending, with leading market research firms estimating 2024 revenues at roughly $182.7 billion (Newzoo, Global games market report & forecast Q2 2025 update) and forecasting approximately $188.9 billion in 2025 (Newzoo, Q2 2025 update; Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), with overall growth expected to approach $206.5 billion by 2028 based on platform cycles, player base expansion, and premium pipelines including high-profile releases slated for 2026 (Newzoo, "Global games market to hit $189 billion in 2025"). Forecasts for 2025 anticipate mobile retaining the largest platform share at around $103 billion, followed by console at approximately $45.9 billion and PC at roughly $39.9 billion, with console expected to lead percentage growth on the strength of new hardware and major releases, and mobile growth tempered by discoverability and platform policy dynamics (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025); these trends influence licensing, co-development, and transmedia considerations for screen-originated IP. Industry tracking also forecasts the global player base at about 3.6 billion in 2025, with the number of paying players approaching 1.6 billion and average spend per payer moderating as engagement outpaces monetization in select segments (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), outcomes that inform the Company's evaluations of game adaptations, free-to-play models, and premium tie-ins by region and platform.

For screen-led franchises, interactive adaptations and collaborations can extend lifecycle value and deepen fan engagement between seasons and releases; market research indicates that cross-format pipelines benefit from synchronized marketing, timed drops, and live-service content strategies that sustain awareness and drive back catalog consumption (Newzoo, *Global Games Market Report 2025*, Sept. 10, 2025), which are factors the Company assesses when exploring game partnerships or licensing programs linked to its IP. The Company also monitors adjacent growth vectors—such as cloud gaming's rising reach and the maturation of subscription game services—recognizing both the distribution and monetization opportunities and the need for careful windowing and deal structures to preserve long-term franchise economics (Newzoo, "2025 PC and console games industry year in review," Dec. 2025).

Licensing, Merchandising, and Consumer Products

Brand licensing and consumer products represent a significant global market and an important monetization vector for entertainment IP. According to publicly available industry research, global retail sales of licensed merchandise and services totaled approximately $356.5 billion in 2023, up 4.6% year over year, with the Entertainment/Characters segment at roughly $147.6 billion (Licensing International, 2024 Global Licensing Industry Study, May 21, 2024), and e-commerce rising to an estimated 37% share of global licensing sales (Licensing International, 2024 Global Licensing Industry Study), indicating both scale and channel diversification relevant to the Company's IP portfolio. Industry trade group data released in 2025 indicated that global sales of licensed merchandise and services reached about $369.6 billion in 2024, a 3.7% increase over 2023, with Entertainment/Characters revenue estimated at roughly $149.8 billion amid a year marked by strike-related production delays and a late-year lift from major film releases (Licensing International, 2025 Global Licensing Industry Study, May 20, 2025), dynamics that demonstrate both sensitivity to content pipelines and the resilience of evergreen properties—key considerations for the Company.

Within Entertainment/Characters, the split between Film & TV and Anime/Gaming/Social Media has trended toward diversified sources of demand, with industry data citing Film & TV at about 43% and Anime/Gaming/Social Media at approximately 33% of category revenue in 2024 (Licensing International, 2025 Global Licensing Industry Study), while classic and franchise properties continue to account for the majority of sales, underscoring the value of established IP with global recognition and multi-demographic appeal (Licensing International, 2025 Global Licensing Industry Study). For entertainment licensors, category performance has been mixed across cycles, with top-growing licensed product and property categories over recent years including Music/Video, Location-Based Entertainment/Themed Attractions, and Sports (Licensing International, 2024 Global Licensing Industry Study), while the licensed Toy segment has faced periods of softness relative to the broader market (Licensing International, 2024 Global Licensing Industry Study), indicating that portfolio breadth across categories and price points can mitigate volatility—an approach the Company pursues in its consumer products programs. The Company's franchise IP, including *The Walking Dead* and *Invincible*, supports programs spanning apparel, collectibles, publishing, and experiential collaborations, although outcomes may vary by retail partner, region, and release cadence, and the Company manages programs with attention to quality, brand consistency, and counterfeiting risks noted by industry researchers (MPA Response to USTR, 2026 National Trade Estimate Report, Oct. 2025; MPA 2025 Notorious Markets Submission).

Our Customers

We develop and produce content in several forms of media such as television, film, video games, comic books, music, and other forms of interactive entertainment. Our target audience generally consists of millennials and Gen Z, but we aim to produce content that appeals to all demographics. To date, our core audience is a critical, hard-to-reach demographic which predominantly consists of males 18–34, a cohort that historically has been one of the most engaged but most difficult-to-reach segments for traditional advertisers and content distributors (Statista, "Video gaming audiences in the United States – Statistics & Facts," Dec. 17, 2025; ESA, "Annual ESA Study Reveals Video Games' Universal Appeal Across Generations," June 3, 2025). These consumers:

- are highly engaged with genre content (including action, shooter, adventure and role-playing titles), which research has shown to be a key driver of audience retention on streaming services and gaming platforms, with shooter games preferred by approximately 80% of U.S. adult men aged 18–34 and adventure and role-playing genres preferred by 68% and 65% of that cohort, respectively (ESA, *2024 Essential Facts About the U.S. Video Game Industry*, as reported by EarthWeb, "Video Game Demographics 2026: Who Plays Video Games?");

- over-index as gamers relative to the general population, with the 18–34 age group representing approximately 38% of all global gamers despite accounting for a substantially smaller share of the overall population (Statista, "Distribution of Video Gamers in the U.S. and Worldwide by Age and Gender," 2025, as cited in Udonis, "2026 Gamers Report," Jan. 12, 2026); spend a disproportionate share of their entertainment dollars on video games, with U.S. consumer spending on video games totaling $60.7 billion in 2025 — the second-highest annual figure on record and a category that, on a per-engaged-user basis, exceeds spending on most other discretionary entertainment categories (ESA, "2025 U.S. Consumer Spending on Video Games Nears Pandemic-Level Peak at $60.7 Billion," Feb. 11, 2026); and exhibit materially higher engagement with video games and gaming hardware than the average U.S. consumer, with console gamers (a segment skewing male and 18–34) approximately 22% qualifying as "high spenders" of more than $25 per month on games, compared with only 8% of mobile players (Newzoo, *How Consumers Engage with Games Today – Global Gamer Study 2024*, as cited in Udonis, "2026 Gamers Report," Jan. 12, 2026);

- are technology-oriented and self-identify as entertainment enthusiasts, leisure collectors, sports fans, and comic book readers, consistent with broader survey data showing that 56% of adult players who play real-life sports also play a video game version of that sport and that 39% of Gen Z and 30% of millennial players have discovered new music through video games (ESA, "Annual ESA Study Reveals Video Games' Universal Appeal Across Generations," June 3, 2025); and

- represent dedicated, high-influence consumers across a broad range of technology, entertainment, and related product categories, as evidenced by the fact that approximately 78% of U.S. players believe video games can introduce them to new friends and relationships (rising to 89% among Gen Z) and that 70% of Gen Z and 61% of millennials have met people through video games they would not otherwise have met (ESA, "Annual ESA Study Reveals Video Games' Universal Appeal Across Generations," June 3, 2025).

Our Market Opportunities

The market for entertainment products is large, growing, and increasingly fragmented across platforms, creating significant opportunity for companies that can develop and monetize content across multiple channels simultaneously. Consumers today engage with entertainment through streaming platforms, video games, comics, digital content, audio programming, and more, and we believe companies that can meet audiences wherever they are — rather than relying on a single distribution channel — are best positioned to capture an outsized portion of consumer attention and spending. We see particular opportunity in the continued expansion of streaming entertainment, the rapid growth of the global video game market, and the increasing demand for franchise-driven content that can sustain engagement across multiple media formats over extended periods. Our target demographic of millennial and Gen Z consumers — who over-index as gamers, identify as entertainment enthusiasts, and spend disproportionately on interactive entertainment — represents a highly valuable and expanding segment of the broader entertainment market. With releases such as Invincible VS, our first in-house developed video game, continued expansion of *The Walking Dead* franchise, and the growth of Energon Universe in partnership with Hasbro, we believe we are well-positioned to capitalize on these market dynamics and drive sustained revenue growth across our portfolio.

Our Intellectual Property

The Company's intellectual property primarily consists of its portfolio of owned and licensed content franchises, including *The Walking Dead*, *Invincible*, *Stillwater*, *Impact Winter*, and the Energon Universe, as well as associated characters, storylines, artwork, scripts, and other creative elements developed across comics, television, film, video games, tabletop games, digital content, audio programming, music publishing, and mobile applications. The protection of our intellectual property and all corresponding rights throughout the world, including trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements, and counterparts in connection with any of the preceding, is essential to the success of our business. We may seek to protect our intellectual property rights by filing applications in various copyright, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. We may also maintain a program to continue to secure, police, and enforce trademarks, service marks, trade names, and domain names that correspond to our brands and franchises in markets of interest. We may also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products, content, and services.

We may institute a policy of requiring key employees, contractors, creators, and consultants to execute confidentiality and work-for-hire agreements upon the commencement of an employment or consulting relationship with us. Our employee and contractor agreements may also require relevant personnel to assign to us all rights to any inventions, creative works, and other intellectual property made or conceived during their engagement with us. In addition, we may adopt a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Certain key intellectual property is held by Skybound, LLC, a direct subsidiary of the Company, which serves as a principal holding vehicle for certain of the Company's owned intellectual property.

In addition to intellectual property owned by the Company, we license certain intellectual property from, or co-develop intellectual property with, third parties, including our partnership with Hasbro with respect to the Energon Universe. We also license certain of our intellectual property to third parties through our interactive entertainment subsidiary, Skybound Interactive, LLC, and other channels. Our intellectual property portfolio is integral to our business strategy and our ability to generate revenue across multiple content platforms and distribution channels, and we actively monitor and enforce our intellectual property rights to preserve the value and integrity of our brands and creative properties.

A compilation of the Company's material intellectual property is attached hereto as Exhibit B.

Facilities

Certain of the Company's subsidiaries have leased office space located at 9570 West Pico Boulevard, Los Angeles, California, for a term of seven years, with a base rent of $87,286 per month. The lessor of the Pico Office is Blueberry & Chicken, LLC, an entity owned and controlled indirectly by David Alpert, the Company's Chief Executive Officer, Secretary, and Manager, and Robert Kirkman. Skybound, LLC has also leased an office and studio production space located at 10911 Riverside Drive in Los Angeles, California, for a term of 84 months, with an average base rent of $52,051 per month. The lessor of the Riverside Drive Office is Spicy Sauce, LLC, an entity owned and controlled by David Alpert, Jon Goldman, the Company's Co-Chairman and Manager, and Robert Kirkman. Skybound Game Studios, Inc. has also leased an office space located at 6618 San Fernando Road, Unit 205, Glendale, California, for a term of 24 months, with a base rent of $850 per month.

Human Capital

As of the date of this Form C-AR, the Company employed 239 full-time employees and 6 part-time employees. We consider our relationships with our employees to be good and have not experienced any significant work stoppages.

Indebtedness

The following are the material terms of our indebtedness as of the date of this Form C-AR:

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annuum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand, which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2025, and 2024 was 6.50% and 7.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Company's negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The collateral securing the agreement includes all of the Company's and its direct and indirect wholly-owned subsidiaries' personal property, tangible property and intangible property (including, but not limited to, intellectual property), whether now owned, presently existing or later acquired or created. The outstanding balance on the line was $10,000 thousand and $6,500 thousand as of December 31, 2025, and 2024, respectively. As of December 31, 2025, the Company was in compliance with the restrictive covenants under its revolving credit agreement. On February 6, 2026, the Company amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $15,000 thousand, and on March 30, 2026, the Company further amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $25,000 thousand. On each of March 2, 2026 and March 31, 2026, the Company made additional draws on its revolving line of credit with East West Bank, each in the amount of $5,000 thousand. Following these draws, the total outstanding balance on the facility increased to $20,000 thousand as of March 31, 2026.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $665 thousand and $225 thousand for the years ended December 31, 2025, and 2024, respectively.

On June 12, 2023, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company upon the occurrence of a bona fide equity financing in which the Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the "CF Offering") through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. In connection with the CF Offering, the Company raised $687 thousand and issued $701 thousand of Crowd SAFE securities, including a 2% securities commission paid to the Intermediary. The Company also paid the Intermediary a one-time onboarding fee of $5 thousand and a cash commission of $41 thousand

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

Legal Proceedings

In the ordinary course of business, the Company may become involved in legal proceedings or may be subject to claims, or the Company may encounter content and items for sale that may infringe its copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company-owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with advice of the Company's counsel. Maple Media, LLC (a direct wholly owned subsidiary of the Company) receives takedown notices from time to time and reviews and actions on such notices and notifications in compliance with U.S. DMCA. The materiality and results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company's business because of defense and settlement costs, diversion of resources and other factors. The Company makes the following disclosures regarding legal proceedings that are pending as of the date of this Form C-AR:

- On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the *Invincible* IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest. On December 29, 2025, Skybound Game Studios, Inc. and the video game publisher executed a settlement agreement which set forth that the video game publisher would pay to Skybound Game Studios, Inc. $398 thousand in monthly installments throughout calendar year 2026. The first three installments were due on January 30, 2026, February 20, 2026 and March 20, 2026. The video game publisher paid the first two installments late, and, to-date, it has not yet paid the third installment. Skybound Game Studios, Inc. has issued a notice of default and has served a notice of entry of judgment for the terms of the settlement agreement. The Los Angeles Superior Court has provided a certified copy of that judgment and Skybound Game Studios, Inc. is awaiting formal issuance of the judgment by the Court. Skybound Game Studios, Inc. cannot provide assurance that the counterparty will satisfy its obligations under the settlement agreement. If the counterparty fails to make the required payments, Skybound Game Studios, Inc. may be required to pursue additional legal remedies, which could result in increased legal costs, delays in recovery, and uncertainty as to the ultimate amount and timing of any recovery.

- Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Italian. The publisher has failed to make payments of royalties and other fees. Skybound, LLC estimates $249 thousand in unpaid royalties and other fees are owed by the publisher. Skybound, LLC and the publisher have tentatively agreed on a 24-month payment plan to recover the royalties and other fees that the publisher failed to pay, and are in the process of negotiating a settlement agreement.

- On December 4, 2025, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) was served with a complaint by a video game co-publisher with whom Skybound Game Studios, Inc. had entered into a strategic partnership agreement in May 2020, which agreement the parties subsequently terminated in November 2023, although certain rights and obligations in the agreement have survived such termination and therefore elements of the partnership continue to the present. The plaintiff is alleging fraud, conversion, breach of contract, breach of the implied covenant of good faith, negligence and violations of the California Uniform Trade Secret Act. Among other relief, the plaintiff is seeking compensatory damages in excess of $2,800 thousand. Skybound Game Studios, Inc. believes that the claims are without merit and that the non-contractual claims in practice amount to a contractual accounting dispute. Skybound Game Studios, Inc. has engaged outside legal counsel to defend itself. The litigation is currently in the pleadings and discovery stages.

Governmental/Regulatory Approval and Compliance

Our business is subject to a variety of U.S. federal, state and local laws and regulations, as well as foreign laws and regulations in the jurisdictions in which we operate, distribute content, engage personnel, license intellectual property, market products and services, and conduct production-related activities, including primarily in the United States and

Europe. These requirements affect, among other things, intellectual property ownership and enforcement, content distribution, advertising and consumer protection, privacy and data security, labor and employment, taxation, corporate governance, and industry-specific standards applicable to film, television, games, music, publishing and digital media businesses. Certain of our subsidiaries are signatories to collective bargaining agreements and are subject to applicable guild and labor requirements, including those of the Writers Guild of America, SAG-AFTRA, the Directors Guild of America, and the Animation Guild (IATSE Local 839).

We are also subject to laws and regulations relating to trade controls, economic sanctions, anti-corruption, anti-money laundering, and tax compliance in the jurisdictions in which we operate and engage counterparties. Our business depends significantly on the creation, acquisition, licensing, protection and exploitation of intellectual property rights, and we are therefore subject to laws governing copyrights, trademarks, contractual usage rights and related enforcement mechanisms in the United States and internationally. In addition, our digital and interactive businesses are subject to privacy, data protection and cybersecurity requirements, including those applicable in Europe and the United Kingdom. Although we do not believe our business is dependent on any single material governmental approval, we are required to comply with the legal and regulatory frameworks applicable to our operations, and any failure to do so could result in investigations, fines, penalties, litigation, reputational harm, loss of rights, or other adverse effects on our business, financial condition and results of operations.

MANAGMENT

Our Directors and Executive Officers

The following table sets forth the name and position of each of our officers, directors, and other significant individuals.

Name	Position	Term of Office
David Alpert	Chief Executive Officer, Secretary, and Manager	Began July 2018*
Jon Goldman	Co-Chairman and Manager	Began July 2018**
Robert Kirkman	Co-Chairman, Chief Creative Officer, and Manager	Began July 2018***
Gregory Sulak	Chief Financial Officer	Began March 2024
Byung Joon Song	Manager	Began November 2016
Kevin D. Irwin, Jr.	Manager	Began June 2021
Carmen Carpenter	Manager	Began July 2022

* Mr. Alpert has been the CEO of Skybound, LLC and certain other subsidiaries of the Company since 2010; Mr. Alpert served as the sole Manager of the Company from May 2017 to July 2018.

** Mr. Goldman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2013.

*** Mr. Kirkman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2010.

The following table indicates the annual compensation of each of the three highest-paid persons who were executive officers or members of the Board during the Company's last completed fiscal year:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
David Alpert*	Chief Executive Officer	$ 251,111	$ 115,010	$ 366,121
Jon Goldman**	Co-Chairman	$ 251,111	$ 115,010	$ 366,121
Gregory Sulak	Chief Financial Officer	$ 450,000	$ 459,262	$ 909,262

* David Alpert is compensated via D.D. Tuercas Trading Company, Inc., a corporation solely owned by David Alpert and his wife.

** Jon Goldman is compensated via Tower 26 VC, LLC, a limited liability company solely owned by Jon Goldman.

The above table discloses information regarding the Company's officers for compensation they received in their capacity as executive officers only. The Managers did not receive any compensation in the fiscal year ended on December 31, 2025, in their capacities as Managers of the Company.

Executive Officers

David Alpert is CEO and co-founder of the Company. Mr. Alpert co-founded Skybound, LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for the Company's business model, The "Wheel of Awesome." The "Wheel of Awesome" model takes unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under the Company's approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Company and its ventures. His day doesn't stop there – he is also a prolific TV, film, and digital producer on several of Skybound's 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young "Entrepreneur of the Year" award and a member of the Young Presidents' Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

Jon Goldman serves as Co-Chairman of the Company. Mr. Goldman's roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to the Company, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Company through innovative approaches like Regulation A+, Regulation CF, Kickstarter, and traditional venture investment. In addition to his role at the Company, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas - Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He was a fellow at the University of Kyoto, Mombusho and also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

Robert Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of the Company. Mr. Kirkman, an advocate for creator rights, co-founded Skybound, LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of the Company, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman's long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season debuted in November 2023 and the third season is currently in production. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. In April 2023, the Dracula feature film, Renfield, from Universal Pictures, premiered, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week's episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which aired its final season in 2023. He is also executive producer of Robert Kirkman's Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman's popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

Gregory Sulak is the Chief Financial Officer of the Company. Mr. Sulak oversees the finance and accounting activities of the Company and its subsidiaries, including its publicly-listed subsidiary, 5th Planet Games A/S, on the Olso Stock Exchange. Prior to joining the Company, Mr. Sulak was the Chief Financial Officer of Wondery, Inc., one of the industry's leading podcast studios, and, since 2021, an Amazon-owned company, with revenue streams in advertising, audio and TV licensing, merchandise sales and subscriptions. With over 20 years of experience in digital media and technology, including roles at Machinima/Warner Bros., Yahoo!, and PricewaterhouseCoopers, Mr. Sulak brings a wealth of knowledge and broad perspective to the Company's operations. Mr. Sulak holds a California Certified Public

Accounting certification (inactive), a Master of Business Administration in Finance and Multinational Management from The Wharton School of the University of Pennsylvania and a Bachelor of Arts in Economics/Business from University of California Los Angeles.

Board of Managers

The board of managers of the Company (the *"Board of Managers"* or the *"Board"*) consists of the following members: David Alpert, Jon Goldman, Robert Kirkman, Kevin D. Irwin, Jr., Byung Joon Song, and Carmen Carpenter.

Please see above for biographies of David Alpert, Jon Goldman, and Robert Kirkman.

Kevin D. Irwin, Jr. serves as Chief Executive Officer and Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

Byung Joon Song holds the position of Global Strategy Officer (GSO) & Chairman at Com2uS Corp., Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.), Chairman at Com2uS Platform Corp., Chairman at WYSIWYG Studios Co., Ltd. and Director at Com2uS USA, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association. He received an undergraduate degree from Seoul National University.

Carmen Carpenter is a Partner at Investment Bank Evolution Media Capital ("EMC"), an affiliate of Creative Artists Agency, focusing on the media, entertainment, and sports industries. EMC has advised on transactions with value in excess of $80 billion for its clients. Prior to joining EMC, Carmen served as Senior Vice President at Bank of America Merrill Lynch in the Entertainment Industries Group, where she oversaw the bank's portfolio of more than $1 billion in direct commitments to companies in the content production and distribution sector. Carmen held similar positions at Royal Bank of Scotland and GE Capital. Ms. Carpenter received a Bachelor of Science degree from the University of Southern California.

Skybound Holdings LLC 2019 Equity Incentive Plan

The Company maintains a 2019 Equity Incentive Plan (as amended and restated as of December 1, 2022, the "Plan"), under which it may grant awards, including "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and other options to purchase Incentive Plan Units (i.e., non-qualified stock options), to employees, directors, and consultants, which award grants are convertible into Incentive Plan Units. The Plan is administered by David Alpert and Jon Goldman, acting together and in their capacities as appointed officers of the Company, which have the authority to determine award types, terms, and vesting conditions. Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

The Company has reserved 496,500 Incentive Plan Units for issuance under the Plan. During the twelve-month period ended December 31, 2025, the Company entered into agreements to issue 74,066 options under the Plan, During the same period, 208 options outstanding under the Plan were exercised.

The Plan authorizes the use of both incentive stock options and non-qualified stock options. The incentive interests are subject to vesting over time or based on the Company's financial performance. ASC 718, requires that all share-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the grant date fair value of incentive interests. The requisite service period is generally the period over which Unit-based awards vest, which may vary depending on the specific terms of each grant. As of December 31, 2025, 89,124 Incentive Plan Units were available for grant under the Plan.

Valuation of Awards

The Company estimates the fair value of option awards on the date of grant using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions including the expected term of the award, expected volatility, risk-free rate of return, dividend yield and the current unit price of the underlying equity. Because the Company is a private entity, expected volatility was based on the historical volatilities of publicly traded peer companies. The expected term was calculated using the simplified method (midpoint between vesting and contractual expiration), as allowed under ASC 718 for nonpublic entities.

The Company has elected to apply the practical expedient under ASC 718-10-30-20F and 718-10-30-20G, which permits nonpublic entities to determine the current price of their underlying equity using a reasonable valuation performed in accordance with Section 409A of the Internal Revenue Code. The current unit price used in the option valuation was based on the most recent independent third-party 409A valuation report.

Key assumptions used in determining the fair value of options granted during the year ended December 31, 2025 were as follows:

Assumptions for Equity-Based Compensation	2025	2024
Risk-free interest rate	3.79%-4.23%	4.1%-4.5%
Expected life (in years)	5.0-7.61	5.43-7.98
Dividend yield	-	-
Expected volatility	220.9%-310.7%	59%-206%

The Company recorded the total equity-based compensation expense as follows *(in thousands)*:

For the years ended December 31,	2025	2024
Research and development	$ 1,107	$ 464
Sales and marketing	608	484
General and administrative	2,194	842
Total	$ 3,909	$ 1,790

As of December 31, 2025, the unamortized expense related to outstanding equity-based compensation was $5,814 thousand, with a weighted average remaining recognition period of approximately 1.93 years. No restricted units vested during the period.

No compensation cost related to Unit-based payment arrangements was capitalized as part of the cost of an asset during the years ended December 31, 2025, and 2024.

The following is a roll forward of the outstanding options:

(in thousands except per unit data)

Options outstanding	Number of Units	Weighted-Average exercise price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic value
Outstanding at December 31, 2023	265,185	$ 29.03		
Granted	130,355	63.44		
Exercised	(1,080)	29.03		
Expired / forfeited	(54,838)	29.03		
Outstanding at December 31, 2024	339,622	$ 29.03		
Granted	74,066	69.90		
Exercised	(208)	43.01		
Expired / forfeited	(38,542)	30.13		
Outstanding at December 31, 2025	374,938	$ 48.01	7.4	$ 6,434
Vested and expected to vest as of December 31, 2025	318,641	$ 50.54	8.1	4,669
Exercisable as December 31, 2025	169,117	$ 42.39	7.4	$ 6,202

Weighted-Average Grant-Date Fair Value

The weighted-average grant-date fair value of options granted was estimated using the Black-Scholes option pricing model, based on assumptions including expected volatility, expected term, risk-free interest rate, and dividend yield as disclosed above.

Intrinsic Value of Options Exercised

The intrinsic value of options exercised is calculated as the difference between the fair market value of the underlying units at the time of exercise and the exercise price.

Fair Value of Options Vested

The fair value of options vested represents the portion of previously granted awards for which vesting occurred during the period.

Current Unit Price

On each grant date, the fair value of the Company's Common Units was determined using market-based valuation techniques that were produced through a 409A valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Company's Common Units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its units.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

During the year ended December 31, 2025, $14 thousand was received from the exercise of options. No income tax benefits were recognized from these exercises. The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2025. Upon exercise of stock options, the Company issues Incentive Plan Units from its authorized but unissued equity pool under the 2019 Equity Incentive Plan. The Company does not currently use treasury units to settle option exercises.

Settlement Method

All options are settled in Incentive Plan Units upon exercise. There are no provisions for cash settlement of awards granted under the Plan.

The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2025.

Award Modifications

There were no modifications to outstanding equity awards during the year ended December 31, 2025, or 2024.

During the years ended December 31, 2025, and 2024, $14 thousand and $0 was received from the exercise of options, respectively. All exercises during the year ended December 31, 2024 were settled through cashless transactions. The total intrinsic value of options exercised for the years ended December 2025, and 2024, was $0 and $44 thousand, respectively. The total fair value of Units vested during the years ended December 31, 2025, and 2024, was $3,638 thousand and $1,284 thousand, respectively.

PRINCIPAL MEMBERS

The following table sets forth the information concerning the number of outstanding voting securities owned beneficially as of the date of this report by (i) all Company executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company's voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company's voting securities. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s).

Unless otherwise indicated, the security holders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	4,197,957	—	98.00%[1]
David Alpert (through the Peanut & Pookie Family Trust)[2]	1,399,319	—	32.81%[1]
Robert Kirkman (through the Kirkman Family 2014 Trust)[2]	1,399,319	—	32.81%[1]
Jon Goldman (through the Goldman/Gross Family Trust)[2]	1,399,319	—	32.81%[1]
Com2uS Corp.[3]	172,495	—	43.01%[4]
Knollwood Investment Funds LLC[5]	94,865	—	23.65%[4]
Knollwood Investment Funds LLC[5]	172,205	—	48.30%[6]
Hiro Capital I SCSp[7]	78,765	—	22.09%[6]
Ghost Angel LLC[8]	68,890	—	19.32%[6]

[1] The applicable class is Common Units.
[2] Such beneficial owner's address is 9570 West Pico Boulevard, Los Angeles, CA 90035.
[3] Such beneficial owner's address is Seoul, BYC, High City A 12th Floor 131, Gangseon-gu, Digital 1 Kangsan-gu, Republic of Korea.
[4] The applicable class is Series A Preferred Interests.
[5] Such beneficial owner's address is 217 International Circle, Hunt Valley, MD 21030.
[6] The applicable class is Series B Preferred Interests.
[7] Such beneficial owner's address is 1-4 Rue Stumper, Luxembourg, Luxembourg L-2557.
[8] Such beneficial owner's address is 55 East Third Avenue, San Mateo, CA 94401.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of any transactions since the beginning of the our last fiscal year, or any currently proposed transactions, where the amount involved exceeds five percent of the aggregate amount of capital raised by us in reliance on Regulation Crowdfunding during the preceding 12-month period, in which any of our directors or officers, any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the our outstanding voting equity securities, calculated on the basis of voting power, or any immediate family member of any of the foregoing persons:

Robert Kirkman, the Company's Co-Chairman, Chief Creative Officer, and Manager, via his entity Robert Kirkman, Inc. (formerly Robert Kirkman, LLC) (RKI), is party to a Master License Agreement with Skybound, LLC, pursuant to which he has granted an exclusive license to Skybound, LLC to commercialize all comic books created by Robert Kirkman as merchandise, comic books, and video games, and as the exclusive administrator in connection with any motion picture or television projects based on any of the comic books. Pursuant to the Amended and Restated Master License Agreement (the "Master License Agreement") filed as Exhibit 6.4, Skybound, LLC will make royalty payments to RKI in the amount of: (i) 15% of Net Sales (as defined in the Master License Agreement) with respect to Articles (as defined in the Master License Agreement) (other than video games and applications) manufactured and sold by Skybound, LLC; (ii) 30% of Gross Revenues (as defined in the Master License Agreement) with respect to Articles (other than video games and applications) manufactured and sold by a Third Party (as defined in the Master License Agreement); (iii) 30% of Gross Revenues with respect to Articles that are video games and applications (excluding video games and applications developed and/or published by Skybound, LLC or any of its affiliates); and (iv) with respect to Articles that are video games and applications that are developed and/or published by Skybound, LLC or any of its affiliates, a royalty will be negotiated by Skybound, LLC and RKI in good faith which will be a customary market standard royalty for similarly-situated creators and developers and/or publishers.

RKI has entered into various agreements as a co-party with the Company's subsidiaries in connection with the commercialization of certain intellectual property rights belonging to RKI. These agreements allow certain third parties to use RKI's intellectual property to create and distribute certain television projects, books, films, merchandise, and video games. RKI has also entered into an agreement with Skybound Interactive, LLC, a subsidiary of the Company through Bumbio LLC, as a co-party, in which they provide marketing services to a third-party games developer.

Robert Kirkman is also a partner at Image Comics, Inc., which publishes the Company's comic books.

David Alpert, via his and his wife's wholly owned entity, D.D. Tuercas Trading Company, Inc., have entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Jon Goldman, via his wholly owned entity, via Tower 26 VC, LLC, has also entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Please see Item 3 for the compensation of such entities for the fiscal year ended December 31, 2025. For the fiscal year ended December 31, 2024, the Company compensated each of David Alpert and Jon Goldman in the amount of $200 thousand each, via the afore-mentioned entities, pursuant to the Services Agreements. In September 2025, the Company amended the Services Agreement with each of Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) to increase the annual fee under each agreement from $200 thousand to $300 thousand.

Certain of the Company's subsidiaries have leased office space located at 9570 West Pico Boulevard, Los Angeles, California (the "Pico Office"), for a term of seven years, with a base rent of $87,286 per month. The lessor of the Pico Office is Blueberry & Chicken, LLC, an entity owned and controlled indirectly by David Alpert, the Company's Chief Executive Officer, Secretary, and Manager, and Robert Kirkman. Skybound, LLC has also leased an office and studio production space located at 10911 Riverside Drive in Los Angeles, California (the "Riverside Drive Office"), for a term of 84 months, with an average base rent of $52,051 per month. The lessor of the Riverside Drive Office is Spicy Sauce, LLC, an entity owned and controlled by David Alpert, Jon Goldman, the Company's Co-Chairman and Manager, and Robert Kirkman.

The Company entered into a loan agreement with its employee Ian Howe in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. On March 6, 2025, Skybound Games UK Limited (an indirect wholly owned subsidiary of the Company) entered into a settlement agreement with Ian Howe pursuant to which Mr. Howe's employment with Skybound Games UK Limited was terminated effective as of

February 7, 2025. The Company's loan agreement remains in effect in accordance with its terms (as amended from time to time). As of December 31, 2025, the principal amount of $250.5 thousand (plus accrued interest) remained outstanding under the loan agreement. The Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. As of December 31, 2025, the principal amount of $500 thousand (plus accrued interest) remained outstanding under each loan agreement. The Company has guaranteed loans entered into between entities owned by the Company's directors and executive officers and certain lenders. Such loans include (i) the Loan Agreement dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank and (ii) the Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank.

On August 31, 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. As of December 31, 2025, the principal amount of $1,961 thousand (plus accrued interest) remained outstanding under each loan agreement. On August 31, 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. As of December 31, 2025, the principal amount of $654 thousand (plus accrued interest) remained outstanding under the loan agreement.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction. In 2025, the Company did not redeem any Common Units from David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) or Jon Goldman (through the Goldman/Gross Family Trust).

The Company and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

The Company or its subsidiaries have entered into one or more commercial agreements with Com2uS Corp. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

Except for such the above issuances, we are not a party to any agreements where the amount involved exceeds 5% of the aggregate amount of capital we raise in reliance on Regulation Crowdfunding during the preceding 12-month period.

The following is a summary of the important terms of the Company's authorized capital, including the Units. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's operating agreement.

DESCRIPTION OF OUR UNITS

The Company is authorized to issue multiple classes of equity interests, including Common Units, Series A Preferred Units, Series B Preferred Units, and Incentive Plan Units (collectively, "Units"). All Units are classified as equity interests and are not subject to mandatory redemption provisions. On October 24, 2022, the requisite number of members of the Company approved a forward Unit split whereby each Common Unit, Preferred Unit, and Incentive Plan Unit was exchanged for 7.18732 Units, and on April 4, 2024, the requisite number of members of the Company approved a forward Unit split whereby each Common Unit, Preferred Unit, and Incentive Plan Unit was exchanged for 5 Units.

As of December 31, 2025, the following equity interests were issued and outstanding:

Class of Units	Units Issued and Outstanding
Common Units	4,264,929
Series A Preferred Units	401,020
Series B Preferred Units	356,540
Incentive Plan Units	8,583

Preferred Units activity during the reporting periods was as follows:

For the years ended December 31,	2025	2024
At the beginning of the year	766,685	766,685
Issuance	—	—
Redemption	—	—
Vesting of warrants	—	—
At the end of the year	**766,685**	**766,685**

Series A Units: During 2019 and 2020, the Company issued a total of 401,020 Series A Preferred Units at a value of $57.97 per unit, resulting in an aggregate liquidation preference of approximately $23.0 million. The Series A Preferred Units carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference. The total return on Series A Preferred Units is capped at 2x the original issue price. Holders of Series A Preferred Units also have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series A Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least two-thirds of the Series A Preferred Units or (ii) an initial public offering by the Company. The Series A Preferred Units and the Series B Preferred Units, voting together as a single class, carry certain protective voting rights for significant transactions or actions, including, but not limited to, approvals required for any merger, consolidation or majority sale of the Company, changes to the Company's primary line of business, authorization or creation of any new class or series of securities having rights, preferences or privileges senior to the Series A Preferred Units or the Series B Preferred Units, incurrence of debt exceeding 25% of the Company's most recent trailing twelve months' revenue (on a consolidated basis), equity redemptions, and distributions on any equity interests. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2025.

Series B Units: During 2021 and 2022, the Company issued a total of 356,540 Series B Preferred Units at a value of $58.06 per unit, resulting in an aggregate liquidation preference of approximately $20.7 million. The Series B Preferred Units have similar liquidation, dividend, and conversion to the Series A Preferred Units. In addition to the above-described protective voting rights that the Series B Preferred Units have with the Series A Preferred Units, voting together a single class, the Series B Preferred Units also have additional protective voting rights, including, but not limited to, any amendment or waiver of any of the rights of the Series B Preferred Units, issuance of additional Series B Preferred Units, and any deemed liquidation event of the Company with an implied enterprise value of less than $600 million. Similar to the Series A Preferred Units, the Series B Preferred Units also carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference, with a 2x total return cap. Holders of Series B Preferred Units have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series B Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least a majority of the Series B Preferred Units or (ii) an initial public offering by the Company. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2025.

Conversion Features of Preferred Units: The Company's Series A Preferred Units and Series B Preferred Units are convertible into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. A holder of Series A Preferred Units or Series B Preferred Units may elect to convert to Common Units at any time and are subject to mandatory conversion upon the occurrence of specific events, including (i) a qualified initial public offering or (ii) the written consent of the requisite holders of the respective series. No conversions occurred during the year ended December 31, 2025. The conversion rate is based on the original issue price divided by the applicable conversion price and is subject to adjustment for standard anti-dilution provisions in the event of equity splits or combinations, reorganizations or reclassifications, or dilutive issuances. No changes in circumstances occurred during the year ended December 31, 2025, that would adjust the conversion rate or trigger the mandatory conversion, and no holder of Preferred Units elected to convert to Common Units during the period.

Earnings Per Unit Considerations: The potential Common Units issuable upon conversion of the Series A Preferred Units and Series B Preferred Units are not included in the calculation of diluted earnings per unit for the year ended December 31, 2025, because the mandatory conversion contingencies had not been met and no voluntary conversion election has been made as of the reporting date. In accordance with ASC 260, *Earnings per Share* (ASC 260) these units are excluded from diluted EPS unless and until the conversion becomes probable or the contingent event occurs.

Common Units activity during the reporting periods was as follows:

For the years ended December 31,	2025	2024
At the beginning of the year	4,459,916	4,451,530
Regulation A	(178,435)	—
SEEDRS raise	—	2,170
Acquisition of noncontrolling interest	—	—
CF Raise	7,382	—
Common warrants issued	57,283	6,939
Redemption	—	(1,083)
Exercise of incentive interest options	208	360
At the end of the year	**4,346,354**	**4,459,916**

Common Units: Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, capital raising activities and acquisition opportunities. Once the liquidation preference of the Preferred Units has been met, Common Units will receive distribution pro-rata with all Units according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. During the year ended December 31, 2025, the Company issued 7,382 Common Units. The Company redeemed 0 and 1,083 Common Units in 2025 and 2024, respectively. There are no call provisions, sinking fund requirements, or conversion rights associated with Common Units. Holders of Common Units have voting rights on all matters submitted to the members in accordance with their ownership interests, unless otherwise specified in the Company's operating agreement. All unit redemptions during 2024 were conducted at values consistent with the most recent independent valuation or recent transaction prices. There were no repurchases at amounts that significantly exceeded estimated fair value. Accordingly, no portion of the redemption payments has been allocated to non-equity elements. In accordance with ASC 505-30, *Equity-Treasury Stock* (ASC 505) and ASC 505-30-45-2, the redemption amounts were accounted for as a reduction to members' equity, with no portion reclassified as a dividend or compensation expense. All redemptions resulted in the full cancellation and retirement of the respective units.

As of December 31, 2025, the Company has 30,000 Common Units reserved in connection with the Maple Media, LLC acquisition (see Note 3).

Incentive Plan Units: Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. For the fiscal years concluding on December 31, 2025, and 2024 the Company reported that Incentive Plan Units were exercised in the amounts of 208 and 360 units, respectively. The Incentive Plan Units are subject to standard anti-dilution adjustments, and do not contain any provisions for contingent repricing or conversion terms outside of the standard equity incentive plan terms.

Warrants: In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand. The warrants vest over four years in the following manner: 2,300 units at December 13, 2020; 2,260 units at December 13, 2021; 2,265 units at December 13, 2022; and 2,300 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members' equity upon issuance as the warrants will be settled with Series A Preferred Units.

In September 2020, the Company issued 8,620 warrants to purchase Common Units. The warrants have an exercise price per Unit of $0.28 and an aggregate exercise price of $2 thousand. In November 2024, the Company issued 6,889 warrants to purchase Common Units, with an aggregate exercise price of $10, and 50 warrants to purchase Common Units, with an exercise price per Unit of $0.01. During the year ended December 31, 2025, the Company issued 57,283 warrants to purchase Common Units, with an exercise price per Unit of $58.06.

The warrants issued in 2024 were fully vested on their respective grant dates, and the warrants issued in 2025 were 50% vested on the grant date and the remaining 50% may vest one year following the grant date. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The aggregate grant date fair value of the outstanding warrants was $350, which was recorded in members' equity upon issuance as the warrants will be settled with Common Units.

The Company recorded stock-based compensation expense related to warrants of $3,046 thousand and $486 for the years ended December 31, 2025 and 2024, respectively. There were no changes to the exercise price of any outstanding warrants during the reporting periods other than those resulting from standard anti-dilution provisions.

The warrants are subject to customary anti-dilution provisions and do not confer voting or governance rights prior to exercise.

The Company evaluated the warrants and concluded that they are indexed to the Company's own equity and qualify for equity classification. The warrants are exercisable for a fixed number of units at a fixed price, are settled exclusively in equity, and do not contain provisions requiring or permitting cash settlement. In addition, events that could trigger settlement, including liquidation events, are subject to the Company's governance approvals and therefore remain within the Company's control. Accordingly, the warrants were recorded in equity at their fair value at issuance and are not subject to subsequent remeasurement.

Units split: On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit, and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Conversion Price Adjustments: The Company's Preferred Units, Incentive Units, and warrants contain standard weighted-average anti-dilution provisions. There are no provisions that allow for discretionary or contingent repricing or conversion outside of standard anti-dilution mechanisms. The Company did not recognize any down-round features triggered during the reporting periods, and therefore no disclosures were required under ASC 260-10-25-1 or ASC 505-10-50-3A.

The Company's Series A Preferred Units and Series B Preferred Units contain discretionary conversion features and contingent conversion features that may be triggered upon an initial public offering or, in the case of Series A Preferred Units, with the written consent of holders of at least two-thirds of the Series A Preferred Units, and for Series B Preferred Units, with the written consent of holders of a majority of Series B Preferred Units. No events or changes in circumstances occurred during the years ended December 31, 2025, or 2024 that would cause the conversion contingencies to be met. The Company did not declare any dividends or make any distributions on its Preferred Units or Common Units for the years ended December 31, 2025, or 2024.

Regulation A Offering: On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sale of its Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,844 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,844 thousand. The Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,220 thousand.

Effective July 31, 2025, the Company and the requisite Members adopted an Eighth Amendment (the "Eighth Amendment") to the Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended, to, among other things, establish an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act under the name Skybound Holdings LLC – Regulation A Series. All investors who purchased Common Units through the Company's Regulation A offering had their ownership interests moved into this Regulation A Series. The Regulation A Series is governed by a separate Series Operating Agreement that supplements the Company's Operating Agreement. The foregoing description of the Eighth Amendment is qualified in its entirety by reference to the copy of the Eight Amendment (including the Series Operating Agreement) filed as Exhibit 2.10 to the Company's Form 1-K/A filed on July 31, 2025 and incorporated herein by reference.

Seedrs Offering: On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Company paid £22 thousand in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand.

SAFE and Crowd SAFE: As of December 31, 2025, the Company has issued SAFE and Crowd SAFE instruments totaling $5,008 thousand. These instruments are not included in members' equity and are classified as liabilities (see Note 14).

Non-Controlling Interest Holders: In January 2024, 5th Planet Games recorded the exercise of 300 warrants. The exercise resulted in an increase in equity attributable to non-controlling interests.

Regulation CF Offering: On March 5, 2025, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $105 per Common Unit (the "2025 CF Offering"). The 2025 CF Offering was conducted through DealMaker Securities LLC (the "CF Intermediary"). The Company achieved its target offering amount of $9.998 thousand prior to the offering deadline of April 30, 2025. The minimum individual purchase amount was $525 (excluding investor processing fees) for the initial 35 calendar days of the 2025 CF Offering and is $1,050 (excluding investor processing fees) for the remainder of the 2025 CF Offering, and the maximum individual purchase amount is $4,312.85 thousand (including investor processing fees). On January 15, 2025, in anticipation of the 2025 CF Offering, the Company formed Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule

270.3a-9 promulgated under the Securities Act. Investments in the 2025 CF Offering are made through Skybound Holdings CF Investors SPV, LLC, as a co-issuer in the 2025 CF Offering. As compensation for the services provided by the CF Intermediary, the Company is required to pay to the CF Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Common Units sold in the 2025 CF Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30 thousand setup fee and $12 thousand monthly fee for the use of the platform and marketing services payable to the CF Intermediary and its affiliates. The Company closed investments under the 2025 CF Offering totaling $672 thousand including investor processing fees.

Operating Agreement Provisions: As provided in the Company's Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended (the "Operating Agreement") and in accordance with the Delaware Limited Liability Company Act, the Members are not personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, except as required by applicable law. Upon dissolution, Members are entitled to receive a distribution of liquidation proceeds solely from the Company's remaining assets in the order of priority set forth in the Operating Agreement, and no Member is obligated to contribute additional capital or restore any deficit in their capital account. The Operating Agreement further provides that the Company will indemnify Members, Managers, and their respective affiliates to the fullest extent permitted under applicable law for liabilities arising out of the business or operations of the Company (excluding liabilities to any Member), other than liabilities resulting from fraud, willful misconduct, or bad faith. The Company is the indemnitor of first resort and may maintain insurance coverage to support such indemnification obligations.

This section regarding "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes a number of forward-looking statements that reflect management's current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as "may" "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in its other reports filed with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. While the Company may update forward-looking statements from time to time, it undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company's future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company's services, fluctuations in pricing for materials, and competition.

Unless otherwise indicated or the context requires otherwise, the words "we," "us," "our," the "Company" or "our Company" in this section refer to Skybound Holdings LLC and its subsidiaries.

OUR FINANCIAL CONDITION

Business Overview

The Company, together with its subsidiaries, is a multi-platform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators' stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company has expanded its digital footprint through the acquisition of Maple Media, a mobile application publisher and developer focused on acquiring, optimizing, and scaling a diversified portfolio of consumer-facing mobile applications across categories such as productivity, utilities, and lifestyle. The Company is home to critically acclaimed global franchises, including *The Walking Dead, Invincible, Stillwater,* and *Impact Winter.* The Company maintains key partnerships across the entertainment industry, including Universal Pictures and Image Comics, and holds first look development deals with Amazon and Universal. The Company's capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale's *The Walking Dead* video game series, and have been further enhanced through the acquisition of Nine Four Entertainment, which strengthens the Company's content development and production capabilities across television, film, and digital media. The Company, through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, holds majority ownership of mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their acquisition of majority ownership of Sagafilm ehf., a leading independent production company in Iceland for TV and feature films.

Sources of Revenue

The Company's revenue stems from the commercialization of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the commercialization of the Company's intellectual property by third parties across diverse media platforms, (3) the Company's provision of professional services to third parties related to the commercialization of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services, (4) mobile applications, including in-app purchases, subscriptions, and advertising monetization through the Company's mobile application portfolio, and (5) talent management revenue and related service income generated through the Company's talent representation activities.

Operating Results

(in thousands except per unit data)

Years ended December 31,		2025		2024
Revenue	$	111,832	$	100,880
Cost of revenue		(62,237)		(65,815)
Operating expenses				
Sales and marketing		10,748		6,141
General and administrative		40,289		29,731
Research and development		6,468		14,970
Impairment on goodwill		—		12,891
Other income (expense)		(3,456)		(1,546)
Income tax (expense) benefit		(8,756)		2,205
Net loss	$	**(20,122)**	$	(28,009)
Net loss attributable to non-controlling interests		51		(456)
Net loss attributable to members	$	**(20,173)**	$	(27,553)
Loss per Common Unit, basic		(5.85)		(6.19)
Loss per Common Unit, diluted		(5.85)		(6.19)

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EARNINGS AND EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET LOSS ATTRIBUTABLE TO MEMBERS

(in thousands)

For the years ended December 31,		2025		2024
Net loss attributable to members	$	(20,173)	$	(27,553)
EXPENSES TO ADD BACK				
Depreciation and amortization		8,864		8,202
Income tax (expense) benefit		8,559		(2,196)
Interest expense (income), net		366		304
Equity-based compensation expense		4,467		2,724
Unrealized foreign exchange		260		—
Recruiting & severance expense		491		1,029
Remeasurement of co-financing liability		5,446		—
Non-recurring corporate development projects		72		—
Acquisitions & dissolutions		(1,204)		—
Inventory, returns, and non-recurring adjustments		920		1,288
Impairment of software		192		2,128
Impairment of IP		145		—
Impairment of tv/film		329		625
Impairment on goodwill		—		12,891
Change in fair value of derivative		443		945
Pre-launch marketing costs		1,283		—
Distributed game product markdown		—		1,963
Adjusted EBITDA[1]	$	**10,460**	$	**2,350**

[1]   Adjusted EBITDA is a non-GAAP financial measure that we define as net loss, excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and other non-recurring or non-cash items that may impact net loss from time to time.

The Company believes Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as management. It facilitates comparisons with prior periods and with peer companies by excluding items that may not be indicative of our core operating performance.

Recruiting expenses added back to Adjusted EBITDA relate to non-recurring senior executive additions as the Company upleveled several roles in a strategic initiative to bring in-house the capabilities to monetize its IP more effectively.

Remeasurement of the fair value of co-financing contingent liabilities added back to Adjusted EBITDA relates to the Company's reassessment of its minimum payment obligation under a revenue share guarantee with with a co-financing partner. During the period, the Company remeasured this contingent liability to reflect the minimum amount expected to be payable in 2026 based on the contractual terms of the agreement.

Inventory and return expenses added back to Adjusted EBITDA relate the clear out of inventory from changes to the Company's merchandise strategy, the unanticipated voluntary cost of cancelled orders on a subpar manufactured product from a vendor in 2024 and a catch up in inventory carrying valuation adjustments that were deferred during a transition between ERP systems.

Pre-launch marketing costs represent production, event, social promotion, website, streaming and other marketing expenditures incurred prior to the launch of a game/content IP title. The time shift of these costs within Adjusted EBITDA figure aligns revenues and these expenditures.

Distributed game product markdown was due to a failed product launch of a game developed by a third party.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for net loss, income from operations, cash flows from operating activities, or other GAAP financial measures. In addition, our calculation of Adjusted EBITDA may differ from similarly titled measures used by other companies, and therefore may not be directly comparable.

Results of Operations

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

The Company operates an integrated business and manages its intellectual property (IP) across television, film, merchandise, and other media on a combined basis as a single operating and reportable segment, as defined by Accounting Standards Codification (ASC) 280, *Segment Reporting* (ASC 280). While the Company operates as one segment, it discloses revenue and operating results by line of business in Management's Discussion and Analysis to provide additional visibility into how it commercializes its IP and the nature and sources of its revenue streams.

Operating Results by Line of Business

(in thousands)
Years ended December 31,

Revenue	2025	2024	Increase/ (decrease)
Interactive	$ 35,978	$ 45,440	$ (9,462)
Linear content	47,393	45,707	1,686
Editorial	14,227	7,871	6,356
Mobile apps [1]	11,551	—	11,551
Merchandise and other	2,683	1,862	821
Total	**$ 111,832**	**$ 100,880**	**$ 10,952**

(1) Mobile Apps represents a new line of business beginning in 2025 following the Maple Media LLC acquisition.

For the year ended December 31, 2025, Interactive revenue decreased by $9,462 thousand on lower sales from physical back catalog titles and retail softness on launches of new 3rd party titles, partially offset by strong digital sales.

Linear Content revenue increased by $1,686 thousand, driven by an increase in production and licensing revenue from Sagafilm's slate, partially offset by fewer *Invincible* episodes.

Editorial revenue increased by $6,356 thousand, reflecting the launch of new premium titles in partnership with external parties, particularly fulfillment on highly successful Kickstarter campaigns.

Mobile apps had revenue of $11,551 thousand for the year ended December 31, 2025, primarily from consistent subscription and advertising sales from Maple Media LLC, which is a subsidiary acquired in 2025.

Merchandise and other revenue increased by $821 thousand, reflecting higher *Invincible* physical product sales and licensing royalty revenue.

(in thousands) Years ended December 31, Cost of Revenue		2025		2024		Increase/ (decrease)
Interactive	$	21,956	$	29,878	$	(7,922)
Linear content		29,866		30,676		(810)
Editorial		6,744		3,367		3,377
Mobile apps		2,621		—		2,621
Merchandise and other		1,050		1,894		(844)
Total	$	**62,237**	$	**65,815**	$	**(3,578)**

For the year ended December 31, 2025, Interactive cost of revenue decreased by $7,922 thousand, driven by the decrease in manufacturing costs and royalty expenses from lower physical video games sales.

Cost of revenue for Linear Content decreased by $810 thousand, due to lower production costs from the Classified TV show. Amortization of owned linear content is recorded within the research and development expense line on the consolidated statements of comprehensive loss.

Editorial cost of revenue increased by $3,377 thousand, from higher royalty expenses and product fulfillment costs.

Mobile apps cost of revenue was $2,621 thousand driven by platform fees and production costs.

Merchandise and other cost of goods decreased by $844 thousand due to lower product fulfillment costs in the shift away from the tabletop business.

(in thousands) Years ended December 31, Operating Expenses		2025		2024		Increase/ (decrease)
Sales and marketing	$	10,748	$	6,141	$	4,607
General & administrative		40,289		29,731		10,558
Research & development		6,468		14,970		(8,502)
Impairment on goodwill		—		12,891		(12,891)
Operating Expenses Total	$	**57,505**	$	**63,733**	$	**(6,228)**

Sales and marketing expenses increased by $4,607 thousand due to an increase in promotional campaigns related to *Invincible VS*, editorial Kickstarter campaigns, and mobile apps.

General and administrative expenses increased by $10,558 thousand due to higher amortization costs related to Sagafilm titles, mobile apps, and an increase in equity compensation.

Research and development expenses decreased by $8,502 thousand driven by lower development costs from Sagafilm titles, development work associated with the Company's *Invincible*-branded in-game content collaboration with Fortnite, and timing of accounting adjustments related to the *Invincible* TV show.

Other Income and Expenses

For the year ended December 31, 2025, interest income was $529 thousand, with an interest expense of $991 thousand. For the year ended December 31, 2024, interest income was $333 thousand, with an interest expense of $707 thousand. The increase in expense was related to interest payments on the line of credit.

The Company recorded a loss on foreign currency exchange of $57 thousand and a gain of $115 thousand for the years ended December 31, 2025, and 2024, respectively.

The Company recorded a change in fair value of contingent liabilities for $(5,446) thousand and $0 for the years ended December 31, 2025, and 2024, respectively.

The Company generated other income (expense) net of $2,707 thousand and ($1,172) thousand, excluding interest and foreign currency exchange differences, for the years ending December 31, 2025, and 2024, respectively. The increase in other income (expense) net was primarily driven by the one-time sale of mobile apps and cumulative gains on a dissolution of an investment.

The Company recognized a gain of $245 thousand and $830 thousand from an equity method investment received from a non-controlling interest for the years ending December 31, 2025, and 2024, respectively.

Income Tax

The Company's income tax (expense) benefit was $(8,756) thousand and $2,205 thousand for the years ending December 31, 2025, and 2024, respectively.

Net Loss

The Company reported a net loss attributable to members of $(20,173) thousand and $(27,553) thousand for the years ending December 31, 2025, and 2024, respectively. The decrease in net loss position was improved primarily by additional revenue from Maple Media, new premium editorial titles in partnership with external parties, and revenue from Sagafilm. Though revenue increased, cost of revenue decreased from a reduced physical video game slate. Net loss was also improved by lower operating expenses from a reduction in impairment to goodwill and offset by a decrease in other income from the recording of an other financial expense in connection with the contingent liabilities arising from the *Invincible VS* co-financing agreement. The Company remains focused on long-term value creation and is positioning its assets for future monetization opportunities.

(in thousands) *As of December 31,*		2025		2024		Increase/ (decrease)
Total Assets	$	143,809	$	124,904	$	18,905
Total Liabilities		78,690		49,926		28,764

As of December 31, 2025, the Company possessed assets totaling $143,809 thousand, primarily consisting of cash and cash equivalents, crypto assets, receivables, inventories, software development costs, goodwill, equity-method and other investments. As of December 31, 2024, the Company possessed assets totaling $124,904 thousand. The increase was primarily due to an increase in intangible assets from the Maple acquisition, higher software development costs, an increase in goodwill, as well as higher cash and cash equivalents from operating activities.

As of December 31, 2025, liabilities totaled $78,690 thousand, primarily consisting of other non-current liabilities, short-term deferred revenue, accrued liabilities, and notes payable. As of December 31, 2024, liabilities totaled $49,926 thousand, primarily consisting of accrued liabilities and short-term deferred revenue. The increase in liabilities was primarily due to other non-current liabilities from a co-financing agreement related to *Invincible VS,* as well as an increase in deferred revenue related to additional *Invincible* episodes, as well as an increase in short term notes payable due to a credit line advance.

Cash Flows from Operating Activities

Net cash used in operating activities was $(13,895) thousand and $(32,177) thousand for the years ending December 31, 2025, and 2024, respectively. The decrease in net cash used in operating cash flows primarily reflect lower impairment to goodwill, lower net loss and distributions payable.

Cash Flows from Investing Activities

Net cash used in investing activities was $(271) thousand and $(546) thousand for the years ending December 31, 2025, and 2024, respectively. The change was due to the acquisition costs of Maple Media and Nine Four, partially offset by the sale of the investment in Mega Cat.

Cash Flows from Financing Activities

Net cash provided by financing activities was $19,105 thousand and $7,637 thousand for the years ending December 31, 2025, and 2024, respectively. The increase in net cash provided by financing activities was primarily due to proceeds received from co-financing arrangement, partially offset by a repayment of line of credit.

Equity Financing

As of December 31, 2025, the Company has raised a total of $60,151 thousand through selling equity membership interests, including common units, preferred units, options, warrants, and other convertible instruments. The Company used the capital raised from its equity financings for several investments and acquisitions.

Liquidity and Capital Resources

The Company has a current ratio of 1.00 as of December 31, 2025, and operating expenses of $57,506 thousand for the year ended December 31, 2025. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for at least 12 months. The primary sources of the Company's liquidity are proceeds from its Regulation A offering, Regulation CF offerings, SAFE investments and other crowdfundings. The Company also has access to a line of credit of up to $20,000 thousand. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1. Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.

2. Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators' visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop, books, digital content, audio programming and music publishing, including:

- continuing to expand the Company's publishing and distribution of both independent video game titles and video games based on Company-owned IP such as *Invincible* and *The Walking Dead;*

- pursuing new strategic partnership opportunities, including the development of anime projects;

- expanding productions of original television;

- building robust capabilities internally to address the growing needs of the business in the area of marketing and community management;

- strengthening internal legal, finance and HR resources;

- driving additional capital raises through other platforms; and

- closing on additional M&A deals to expand capabilities in product development and fan engagement.

OTHER MATERIAL INFORMATION

None of the persons involved with our company have been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons are subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons have filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

Finally, no person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Skybound Holdings LLC
(Company)

By:

/s/ David Alpert
(Signature)

David Alpert
(Name)

Chief Executive Officer (Principal Executive Officer)
(Title)

April 30, 2026
(Date)

By:

/s/ Gregory Sulak
(Signature)

Gregory Sulak
(Name)

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
(Title)

April 30, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Alpert
_____
(Signature)

David Alpert
_____
(Name)

Chief Executive Officer, Secretary and Manager
_____
(Title)

April 30, 2026
_____
(Date)

/s/ Robert Kirkman
_____
(Signature)

Robert Kirkman
_____
(Name)

Co-Chairman, Chief Creative Officer and Manager
_____
(Title)

April 30, 2026
_____
(Date)

/s/ Jon Goldman
_____
(Signature)

Jon Goldman
_____
(Name)

Co-Chairman and Manager
_____
(Title)

April 30, 2026
_____
(Date)

/s/ Carmen Carpenter
_____
(Signature)

Carmen Carpenter
_____
(Name)

Manager
_____
(Title)

April 30, 2026
_____
(Date)